Exhibit 99.(a)(1)(R)

By international courier service and/or email

Paris, December 7, 2017

Subject: Novartis Groupe France S.A.’s tender offer on Advanced Accelerator Applications S.A.

Dear Sir/Madam,

On December 5, 2017, Advanced Accelerator Applications S.A. (“AAA”) announced that it has recommended the cash tender offer by Novartis Groupe France S.A., a société anonyme organized under the laws of France (“Purchaser”) and a direct and indirect wholly-owned subsidiary of Novartis AG, a company organized under the laws of Switzerland (“Parent”), to acquire all the outstanding ordinary shares, nominal value €0.10 per share (each, an “Ordinary Share” and, collectively, the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (each of which represents two Ordinary Shares) (each, an “ADS” and, collectively, the “ADSs”) of AAA for U.S. $41.00 per Ordinary Share and U.S. $82.00 per ADS (each such amount, the “Offer Price”), in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase (enclosed herewith) (together with the Ordinary Share Acceptance Form, the ADS Letter of Transmittal and other related materials, as each may be amended or supplemented from time to time, the “Offer”).

Banque Transatlantique S.A. has been appointed by Parent to act as centralizing, paying and transfer agent for Ordinary Shares (the “Ordinary Shares Agent”) in connection with the Offer for holders of Ordinary Shares of AAA that are not represented by ADSs.  In order to participate in the Offer, please fill out the enclosed Ordinary Share Acceptance Form and return it as soon as possible to the Ordinary Shares Agent through the online procedure that is described in the enclosed AAA Shareholder or LTI Plan Participant Tender Participation Guide (the “Guide”).

As described in the Guide, and as indicated on the Ordinary Share Acceptance Form, please note that through your participation in the Offer, your Ordinary Shares will be transferred from BNP Paribas Securities Services’ registry service to an account opened in your name with the Ordinary Shares Agent.  Please note that the amount of the Offer Price, less any applicable deduction (see the Ordinary Share Acceptance Form), will also be credited to such account.

Questions or requests for assistance may be directed to the Ordinary Shares Agent at the contact information indicated on the last page of the Guide.

/s/ Stefano Buono
Stefano Buono
Chief Executive Officer

Advanced Accelerator Applications, s.a. au capital 8 851 565,70 Euros

20, rue Diesel, 01630 Saint Genis Pouilly, France- tel. +33 4 50 99 30 70 – fax +33 4 50 99 30 71 – www.adacap.com

N° Siret: 441 417 110 00026   -   441417110 RCS Bourg en Bresse   -   N° TVA: FR 67 441.417.110